Mail Stop 3561

December 7, 2009

Mr. Boyd E. Hoback
President and Chief Executive Officer
Good Times Restaurants, Inc.
601 Corporate Circle
Golden, Colorado 80401

> **Re:** **Good Times Restaurants, Inc.**
> **Form 10-K for the year ended September 30, 2008**
> **Filed December 29, 2008**
> **File No. 0-18590**

Dear Mr. Hoback:

We have completed our review of your Form 10-K noted above and do not, at this time, have any further comments.

Sincerely,

Linda Cvrkel
Branch Chief